Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

August 4, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Att: H. Christopher Owings, Assistant Director

Re:	EFT BioTech Holdings, Inc.
Amendment No. 4 to Form 10
File No.: 1-34222

Dear Mr. Owings,

On behalf of our client, EFT BioTech Holdings, Inc., regarding the above-captioned matter, we hereby request a thirty (30) day extension to file Amendment No. 4 to the Company’s Form 10.

At your earliest convenience, kindly contact me directly at (732) 530-9007 or my colleague and Partner, Philip Magri at (732) 610-2435 with your decision regarding our request.

Thank you for your assistance with this matter.

Very truly yours,

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq.